UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                           Dated as of April 24, 2003



                               NETIA HOLDINGS S.A.
 -------------------------------------------------------------------------------
                (Translation of registrant's name into English)



                                 UL. POLECZKI 13
                              02-822 WARSAW, POLAND

     ---------------------------------------------------------------------------
                    (Address of principal executive office)






[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes |_| No |X|

                                EXPLANATORY NOTE

Attached are the following items:

1. Press Release, dated April 9, 2003.

2. Press Release, dated April 11, 2003.

3. Press Release, dated April 14, 2003.

4. Press Release, dated April 14, 2003.

5. Press Release, dated April 16, 2003.

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

FOR IMMEDIATE RELEASE
---------------------
                                           Contact:   Anna Kuchnio (IR)
                                                      +48-22-330-2061
                                                      Jolanta Ciesielska (Media)
                                                      +48-22-330-2407
                                                      Netia
                                                      - or -
                                                      Mark Walter
                                                      Taylor Rafferty, London
                                                      +44-(0)20-7936-0400
                                                      - or -
                                                      Abbas Qasim
                                                      Taylor Rafferty, New York
                                                      212-889-4350

NETIA ACQUIRED SHARES OF TDC INTERNET POLSKA S.A.
-------------------------------------------------

WARSAW, Poland - April 9, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET, NET2), Poland's largest alternative provider of fixed-line telecommunications services, today announced that pursuant to an Agreement dated April 1, 2003, Netia Swiat S.A., one of Netia's subsidiaries, acquired on April 8, 2003 17,424,332 shares of TDC Internet Polska S.A. from TDC Internet A/S.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003, its Current Report on Form 6-K filed with the Commission on January 16, 2003, its Current Report on Form 6-K filed with the Commission on January 29, 2003, its Current Report on Form 6-K filed with the Commission on February 3, 2003, its Current Report on Form 6-K filed with the Commission on February 13, 2003, its Current Report on Form 6-K filed with the Commission on February 14, 2003, its Current Report on Form 6-K filed with the Commission on February 25, 2003, its Current Report on Form 6-K filed with the Commission on March 10, 2003, its Current Report on Form 6-K filed with the

Commission on March 18, 2003, and its Current Report on Form 6-K filed with the Commission on April 8, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

FOR IMMEDIATE RELEASE
---------------------


                                          Contact:   Anna Kuchnio (IR)
                                                     +48-22-330-2061
                                                     Jolanta Ciesielska (Media)
                                                     +48-22-330-2407
                                                     Netia
                                                     - or -
                                                     Mark Walter
                                                     Taylor Rafferty, London
                                                     +44-(0)20-7936-0400
                                                     - or -
                                                     Abbas Qasim
                                                     Taylor Rafferty, New York
                                                     212-889-4350

CHANGES WITHIN NETIA'S MANAGEMENT BOARD; SHARE OPTIONS
------------------------------------------------------
GRANTED UNDER A KEY EMPLOYEE STOCK OPTION PLAN; APPROVAL
--------------------------------------------------------
OF DIRECTIVES FOR STRATEGIC PLAN
--------------------------------

WARSAW, Poland - April 11, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET,
NET2), Poland's largest alternative provider of fixed-line telecommunications services, today announced that its Supervisory Board appointed Elizabeth McElroy as member of the Management Board, effective as of April 10, 2003. Ms. McElroy
(46) joined Netia in November 2002 holding the position of Chief Commercial Officer, responsible for marketing, sales and customer care. Her professional career includes over 20 years of experience in various managerial positions with telecommunications companies worldwide. She also worked in Poland for Centertel (representing Ameritech International) and Polska Telefonia Cyfrowa (representing MediaOne International). Prior to joining Netia, she held the position of Chief Marketing Officer in Hrvatski Telekom, Croatia. Elizabeth McElroy graduated from DePaul University of Chicago, USA, with Bachelor of Arts degree in Marketing. She holds Polish and American citizenship. Ms. McElroy does not conduct directly or through legal entities any activities that would compete with the activities of Netia or its subsidiaries.

At the same meeting, Netia's Supervisory Board accepted Stefan Albertsson's resignation from his position as member of the Management Board. Stefan Albertsson will remain a member of Netia's senior management team as Deputy Chief Commercial Officer.

In addition, Netia's Supervisory Board adopted the detailed conditions in order to implement the Stock Option Plan adopted by the Supervisory Board on June 28, 2002 (the "Stock Option Plan"). The aim of the Stock Option Plan is to create the incentives that will encourage and motivate highly qualified persons holding senior management positions, employees, co-operators, consultants and members of the management board of Netia and its subsidiaries (the "Netia Group") by granting them options (the "Options") to acquire Netia's series K shares. Netia's Supervisory Board was authorized to implement the Stock Option Plan and determine the list of its participants. The Options will not be exercisable prior to the issuance of the subscription warrants to be issued pursuant to the Restructuring Agreement, dated March 5, 2002. Upon exercise of the Options, Netia will issue to each exercising participant the number of shares representing such participant's gain resulting from the exercise of the Options. The participant will not be required to pay the exercise price.

Netia's Supervisory Board granted Options to three members of the Management Board and four employees of the Netia Group. Netia's Chief Executive Officer, Wojciech Madalski, obtained Options representing 1.25% of Netia's share capital on a fully diluted basis. Elizabeth McElroy and Zbigniew Lapinski, members of the Management Board, obtained Options representing 0.5% and 0.3% of Netia's share capital on a fully diluted basis, respectively. These Options will expire on December 20, 2007.

In addition, Netia's Supervisory Board adopted principal guiding directives for finalisation of Netia's five-year strategic plan.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003, its Current Report on Form 6-K filed with the Commission on January 16, 2003, its Current Report on Form 6-K filed with the Commission on January 29, 2003, its Current Report on Form 6-K filed with the Commission on February 3, 2003, its Current Report on Form 6-K filed with the Commission on February 13, 2003, its Current Report on Form 6-K filed with the Commission on February 14, 2003, its Current Report on Form 6-K filed with the Commission on February 25, 2003, its Current Report on Form 6-K filed with the Commission on March 10, 2003, its Current Report on Form 6-K filed with the Commission on March 18, 2003, and its Current Report on Form 6-K filed with the Commission on April 8, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

FOR IMMEDIATE RELEASE
---------------------


                                          Contact:    Anna Kuchnio (IR)
                                                      +48-22-330-2061
                                                      Jolanta Ciesielska (Media)
                                                      +48-22-330-2407
                                                      Netia
                                                      - or -
                                                      Mark Walter
                                                      Taylor Rafferty, London
                                                      +44-(0)20-7936-0400
                                                      - or -
                                                      Abbas Qasim
                                                      Taylor Rafferty, New York
                                                      212-889-4350

NETIA DETERMINES STRIKE PRICE FOR WARRANTS / ISSUANCE PRICE FOR SERIES J SHARES
-------------------------------------------------------------------------------

WARSAW, Poland - April 14, 2003 - Netia Holdings S.A. ("NETIA") (WSE: NET,
NET2), Poland's largest alternative provider of fixed-line telecommunications services, today announced that its Supervisory Board approved on April 12, 2003 the strike price for warrants to be issued in connection with Netia's financial restructuring at PLN 2.53. The strike price was determined in accordance with the provisions of the Restructuring Agreement, dated March 5, 2002. The warrants will be issued pursuant to the prospectus, dated April 17, 2002, prepared under Polish law and made available in Poland on December 2, 2002.

The warrants will be issued to holders of record of Netia's shares as of December 22, 2002. Pursuant to a resolution of the General Meeting of Shareholders held on April 4, 2002, the warrant strike price is the issue price for series J shares.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the

Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003, its Current Report on Form 6-K filed with the Commission on January 16, 2003, its Current Report on Form 6-K filed with the Commission on January 29, 2003, its Current Report on Form 6-K filed with the Commission on February 3, 2003, its Current Report on Form 6-K filed with the Commission on February 13, 2003, its Current Report on Form 6-K filed with the Commission on February 14, 2003, its Current Report on Form 6-K filed with the Commission on February 25, 2003, its Current Report on Form 6-K filed with the Commission on March 10, 2003, its Current Report on Form 6-K filed with the Commission on March 18, 2003, and its Current Report on Form 6-K filed with the Commission on April 8, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

FOR IMMEDIATE RELEASE
---------------------


                                          Contact:    Anna Kuchnio (IR)
                                                      +48-22-330-2061
                                                      Jolanta Ciesielska (Media)
                                                      +48-22-330-2407
                                                      Netia
                                                      - or -
                                                      Mark Walter
                                                      Taylor Rafferty, London
                                                      +44-(0)20-7936-0400
                                                      - or -
                                                      Abbas Qasim
                                                      Taylor Rafferty, New York
                                                      212-889-4350

NETIA DETERMINES EXERCISE PRICE FOR OPTIONS GRANTED UNDER
---------------------------------------------------------
KEY EMPLOYEE STOCK OPTION PLAN
------------------------------

WARSAW, Poland - April 14, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET,
NET2), Poland's largest alternative provider of fixed-line telecommunications services, today announced that its Supervisory Board determined the exercise price for options granted on April 10, 2003 under the Stock Option Plan adopted by the Supervisory Board on June 28, 2002 (the "Stock Option Plan") to be PLN 2.53.

Options allocated under the Stock Option Plan represent 3.09% of Netia's share capital. The total number of series K shares that may be issued under the Stock Option Plan will not exceed 5% of Netia's post-restructuring share capital.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the

Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003, its Current Report on Form 6-K filed with the Commission on January 16, 2003, its Current Report on Form 6-K filed with the Commission on January 29, 2003, its Current Report on Form 6-K filed with the Commission on February 3, 2003, its Current Report on Form 6-K filed with the Commission on February 13, 2003, its Current Report on Form 6-K filed with the Commission on February 14, 2003, its Current Report on Form 6-K filed with the Commission on February 25, 2003, its Current Report on Form 6-K filed with the Commission on March 10, 2003, its Current Report on Form 6-K filed with the Commission on March 18, 2003, and its Current Report on Form 6-K filed with the Commission on April 8, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

FOR IMMEDIATE RELEASE
---------------------


                                         Contact:   Anna Kuchnio (IR)
                                                    +48-22-330-2061
                                                    Jolanta Ciesielska (Media)
                                                    +48-22-330-2407
                                                    Netia
                                                    - or -
                                                    Mark Walter
                                                    Taylor Rafferty, London
                                                    +44-(0)20-7936-0400
                                                    - or -
                                                    Abbas Qasim
                                                    Taylor Rafferty, New York
                                                    212-889-4350


NETIA HOLDINGS S.A. CONFIRMS FINANCIAL RESULTS RELEASE DATE
-----------------------------------------------------------

WARSAW, Poland - April 16, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET,
NET2), Poland's largest alternative provider of fixed-line telecommunications services, confirmed today that its 2003 first quarter results will be released after the close of the Warsaw Stock Exchange on Tuesday, May 6, 2003.

On Wednesday, May 7, 2003, President of the Management Board and CEO, Wojciech Madalski, and Acting Chief Financial Officer, Zbigniew Lapinski, will host a conference call at 4:00 PM (CET) / 3:00 PM (GMT) / 10:00 AM (EST) to review Netia's financial results for the first quarter. The conference call will be available for replay purposes as well. Netia followers will receive invitations to participate in this conference call.


Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the

Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003, its Current Report on Form 6-K filed with the Commission on January 16, 2003, its Current Report on Form 6-K filed with the Commission on January 29, 2003, its Current Report on Form 6-K filed with the Commission on February 3, 2003, its Current Report on Form 6-K filed with the Commission on February 13, 2003, its Current Report on Form 6-K filed with the Commission on February 14, 2003, its Current Report on Form 6-K filed with the Commission on February 25, 2003, its Current Report on Form 6-K filed with the Commission on March 10, 2003, its Current Report on Form 6-K filed with the Commission on March 18, 2003, and its Current Report on Form 6-K filed with the Commission on April 8, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         Date:  April 24, 2003



                                         NETIA HOLDINGS S.A.



                                         By: /S/ WOJCIECH MADALSKI
                                             -----------------------------------
                                         Name:  Wojciech Madalski
                                         Title: Chief Executive Officer




                                         By: /S/ ZBIGNIEW LAPINSKI
                                            ------------------------------------
                                         Name:  Zbigniew Lapinski
                                         Title: Chief Financial Officer